UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

January 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649295102		Page 2 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BSMB/NYCG LLC (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,618,972(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 31,618,972(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,618,972(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 57.4%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

(2)  John D. Howard is a senior managing director of Bear, Stearns & Co. Inc., a subsidiary of The Bear Stearns Companies, Inc. Through his ownership of JDH Management LLC, Mr. Howard exercises investment direction over the reported securities held by Bear Stearns Merchant Banking (the several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P., together with any affiliates through which such parterships invest) and BSMB/NYCG LLC. Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by Bear Stearns Merchant Banking and BSMB/NYCG LLC, but disclaim beneficial ownership of such shares. The number of shares reported consists of 31,618,972 shares of common stock, also reflected on the cover page for John D. Howard.

CUSIP No. 649295102		Page 3 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Howard (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,618,972(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 31,618,972(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,618,972(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 57.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  Pursuant to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, the Reporting Person is required to vote shares of New York & Company, Inc. owned by BSMB/NYCG LLC to cause the authorized number of directors on the Board of Directors to be ten directors.

(2)  John D. Howard is a senior managing director of Bear, Stearns & Co. Inc., a subsidiary of The Bear Stearns Companies, Inc. Through his ownership of JDH Management LLC, Mr. Howard exercises investment direction over the reported securities held by Bear Stearns Merchant Banking (the several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P., together with any affiliates through which such parterships invest) and BSMB/NYCG LLC. Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by Bear Stearns Merchant Banking and BSMB/NYCG LLC, but disclaim beneficial ownership of such shares. The number of shares reported consists of 31,618,972 shares of common stock, also reflected on the cover page for BSMB/NYCG LLC.

CUSIP No. 649295102		Page 4 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard P. Crystal (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,424,288(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,424,288(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,424,288(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

(2)  Includes 43,553 shares of common stock and 2,380,735 shares of common stock currently issuable upon exercise of options.  Does not include options to purchase 236,784 shares of common stock to be vested once fiscal 2005 earning targets are confirmed by audited annual financial statements.  Does not include shares owned by the Lara Crystal 2004 Trust, Jessica Crystal 2004 Trust,  Ian Crystal 2004 Trust, or Meredith Cohen 2004 Trust.

CUSIP No. 649295102		Page 5 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Ristau (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,490,507(2)

	6.	Shared Voting Power 85,726(3)

	7.	Sole Dispositive Power 1,490,507(2)

	8.	Shared Dispositive Power 85,726(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,576,233(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

(2) Includes 258,424 shares of common stock, as well as 1,232,083 shares of common stock issuable upon exercise of options. Does not include options to purchase 152,594 shares of common stock to be vested once fiscal 2005 earning targets are confirmed by audited annual financial statements.   Does not include 85,726 shares owned by the RWR 2004 Grantor Retained Annuity Trust.

(3)  Reflects shares owned by the RWR 2004 Grantor Retained Annuity Trust.

(4) Includes 344,150 shares of common stock, including 85,726 shares owned by the RWR 2004 Grantor Retained Annuity Trust, as well as 1,232,083 shares of common stock issuable upon exercise of options. Does not include options to purchase 152,594 shares of common stock to be vested once fiscal 2005 earning targets are confirmed by audited annual financial statements.

CUSIP No. 649295102		Page 6 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven M. Newman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 281,523(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 281,523(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,523(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

(2)  Includes 171,026 shares of common stock and 110,497 shares of common stock issuable upon exercise of options.  Does not include options to purchase 18,418 shares of common stock to be vested once fiscal 2005 earning targets are confirmed by audited annual financial statements.

CUSIP No. 649295102		Page 7 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charlotte L. Neuville (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 179,519(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 179,519(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,519(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

(2)  Includes 179,519 shares of common stock.

CUSIP No. 649295102		Page 8 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Luzzi (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 61,364(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 61,364(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,364(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

(2)  Includes 61,364 shares of common stock issuable upon exercise of options.  Does not include options to purchase 11,664 shares of common stock to be vested once fiscal 2005 earning targets are confirmed by audited annual financial statements.

CUSIP No. 649295102		Page 9 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LARA CRYSTAL 2004 TRUST (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 120,418

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 120,418

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

CUSIP No. 649295102		Page 10 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JESSICA CRYSTAL 2004 TRUST (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 120,418

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 120,418

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

CUSIP No. 649295102		Page 11 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IAN CRYSTAL 2004 TRUST (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 120,418

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 120,418

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

CUSIP No. 649295102		Page 12 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MEREDITH COHEN 2004 TRUST (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 120,418

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 120,418

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

CUSIP No. 649295102		Page 13 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RWR 2004 GRANTOR RETAINED ANNUITY TRUST (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 85,726(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 85,726(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,726(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

(1)  Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

(2)  Consists of 85,726 shares of common stock, also reflected on the cover page for Ronald W. Ristau.

CUSIP No. 649295102		Page 14 of 14

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) National Philanthropic Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,000(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 30,000(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) EP

(1)  Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be ten directors.

Item 1.
	(a)	Name of Issuer New York & Company, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 450 West 33rd Street, 5th Floor New York, New York 10001

Item 2.
(a)

Names of Persons Filing
This statement on Schedule 13G is being filed jointly by (1) BSMB/NYCG LLC, (2) John D. Howard, (3) Richard P. Crystal, (4) Ronald W. Ristau, (5) Robert J. Luzzi, (6) Charlotte L. Neuville, (7) Steven M. Newman, (8) Lara Crystal 2004 Trust, (9) Jessica Crystal 2004 Trust, (10) Ian Crystal 2004 Trust, (11) Meredith Cohen 2004 Trust, (12) RWR 2004 Grantor Retained Annuity Trust and (13) National Philanthropic Trust.  The persons described in items (1) through (13) are referred to herein as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
Each Reporting Person, other than BSMB/NYCG LLC, John D. Howard and National Philanthropic Trust has its, his or her principal business office at:

450 West 33rd Street, 5th Floor New York, New York 10001
BSMB/NYCG LLC and John D. Howard have their principal business office at:
383 Madison Avenue, 40th Floor New York, New York 10179 National Philanthropic Trust has its principal business office at: 165 Township Line Road, Suite 150 Jenkintown, PA 19046

	(c)	Citizenship BSMB/NYCG LLC is a limited liability company organized in the state of Delaware.
National Philanthropic Trust is a tax-exempt public charity organized in the commonwealth of Pennsylvania.
John D. Howard, Richard P. Crystal, Ronald W. Ristau, Robert J. Luzzi, Charlotte L. Neuville and Steven M. Newman are citizens of the United States.
The Lara Crystal 2004 Trust, Jessica Crystal 2004 Trust, Ian Crystal 2004 Trust, Meredith Cohen 2004 Trust and RWR 2004 Grantor Retained Annuity Trust are trusts organized in the state of New York.

	(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.001 per share (the “Stock”).

	(e)	CUSIP Number 649295102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: The Reporting Persons beneficially own 36,653,571 shares of Stock of the Issuer, including options to purchase Stock of the Issuer.
(b) Percent of class:

The Reporting Persons beneficially own approximately 62.2% of the outstanding shares of Stock of the Issuer, based upon 58,917,478 shares of Stock outstanding, including options to purchase common stock of the Issuer owned by the Reporting Persons.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13th, 2006

BSMB/NYCG LLC

By: Bear Stearns Merchant Manager II, LLC Its: Manager

By: JDH Management LLC Its: Manager

	By:	/s/ John Howard
Name: John Howard
Title: President

/s/ John D. Howard
John D. Howard

/s/ Richard P. Crystal
Richard P. Crystal

/s/ Ronald W. Ristau
Ronald W. Ristau

/s/ Steven M. Newman
Steven M. Newman

/s/ Charlotte L. Neuville
Charlotte L. Neuville

/s/ Robert J. Luzzi
Robert J. Luzzi

LARA CRYSTAL 2004 TRUST

By:	/s/ Carole Crystal
Name: Carole Crystal
Its: Trustee

JESSICA CRYSTAL 2004 TRUST

By:	/s/ Carole Crystal
Name: Carole Crystal
Its: Trustee

IAN CRYSTAL 2004 TRUST

By:	/s/ Eugene Friedman
Name: Eugene Friedman
Its: Trustee

MEREDITH COHEN 2004 TRUST

By:	/s/ Eugene Friedman
Name: Eugene Friedman
Its: Trustee

RWR 2004 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Ronald W. Ristau
Name: Ronald W. Ristau
Its: Trustee

NATIONAL PHILANTHROPIC TRUST

By:	/s/ Eileen R. Heisman
Name: Eileen R. Heisman
Title: President and Chief Executive Officer

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement